UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2010
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ........................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
Yes  ☐                                No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.                       ........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 27, 2010	STENA AB (PUBL.)

		By:	/s/ Staffan Hultgren
		Name:	Staffan Hultgren
		Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel and drilling rig operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for
the three month periods ended June 30, 2009 and June 30, 2010	3

Condensed Consolidated Income Statements for
the six month periods ended June 30, 2009 and June 30, 2010	4

Consolidated Statements of Comprehensive Income for the
six month periods ended June 30, 2009 and June 30, 2010	5

Condensed Consolidated Balance Sheets as of
December 31, 2009 and June 30, 2010	6

Consolidated Statements of Changes in Shareholders Equity for the six
month periods ended June 30, 2009 and June 30, 2010	7

Condensed Consolidated Statements of Cash Flow for
the six month periods ended June 30, 2009 and June 30, 2010	8

Notes to Condensed Consolidated Financial Statements	9 - 10

OPERATING AND FINANCIAL REVIEW	11 - 21

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	22 - 26

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	June 30, 2009	June 30, 2010
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,531	2,462	315
Drilling	2,101	1,938	248
Shipping	773	733	94
Property	565	594	73
New Businesses, Adactum	1,450	1,370	175
Other	-	5	1
Total revenues	7,420	7,102	907

Net valuation on investment properties	(181)	152	19
Net gain on sales of assets	161	-	-
Total other income	(20)	152	19

Direct operating expenses:
Ferry operations	(1,869)	(1,784)	(229)
Drilling	(623)	(641)	(82)
Shipping	(802)	(627)	(80)
Property	(181)	(192)	(23)
New Businesses, Adactum	(1,036)	(956)	(122)
Other	(8)	-	-
Total direct operating expenses	(4,519)	(4,200)	(536)

Selling and administrative expenses	(810)	(814)	(104)
Depreciation and amortization	(865)	(915)	(117)

Total operating expenses	(6,194)	(5,929)	(757)

Income from operations	1,206	1,325	169

Financial income and expense:
Share of affiliated companies results	(5)	21	3
Dividends received	41	22	3
Gain (loss) on securities, net	415	(166)	(21)
Interest income	194	157	20
Interest expense	(430)	(509)	(65)
Foreign exchange gains (losses), net	(173)	34	4
Other financial income (expense), net	100	(132)	(17)

Total financial income and expense	142	(573)	(73)

Income before taxes	1,348	752	96

Income taxes	(33)	(76)	(10)

Net income	1,315	676	86

Earnings attributable to:
Equity holders of the Parent Company	1,325	679	86
Minority interests	(10)	(3)	0
Net Income	1,315	676	86

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Six month period ended
	June 30, 2009	June 30, 2010
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,350	4,113	527
Drilling	4,296	3,776	484
Shipping	1,686	1,360	174
Property	1,113	1,192	150
New Businesses, Adactum	2,547	2,395	307
Other	3	5	0
Total revenues	13,995	12,841	1,642

Net valuation on investment properties	(297)	174	22
Net gain on sales of assets	170	4	1
Total other income	(127)	178	23

Direct operating expenses:
Ferry operations	(3,422)	(3,253)	(417)
Drilling	(1,536)	(1,305)	(167)
Shipping	(1,606)	(1,177)	(151)
Property	(408)	(462)	(56)
New Businesses, Adactum	(1,868)	(1,720)	(220)
Other	(20)	(1)	(0)
Total direct operating expenses	(8,860)	(7,918)	(1,011)

Selling and administrative expenses	(1,625)	(1,596)	(204)
Depreciation and amortization	(1,671)	(1,790)	(229)

Total operating expenses	(12,156)	(11,304)	(1,444)

Income from operations	1,712	1,715	221
Financial income and expense:
Share of affiliated companies results	17	8	1
Dividends received	52	29	4
Gain (loss) on securities, net	(24)	(153)	(20)
Interest income	418	232	30
Interest expense	(976)	(919)	(118)
Foreign exchange gains (losses), net	(166)	77	10
Other financial income (expense), net	(25)	(170)	(21)

Total financial income and expense	(704)	(896)	(114)

Income before taxes	1,008	819	107

Income taxes	61	(103)	(13)

Net income	1,069	716	94

Earnings attributable to:
Equity holders of the Parent Company	1,092	727	95
Minority interests	(23)	(11)	(1)
Net Income	1,069	716	94

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Six month period ended June 30,
	2009	2010	2010
	SEK	SEK	$
	(in millions)

Result for the period	1,069	716	94

Other comprehensive income:
Fair value gains on available-for-sale financial assets, net of tax	351	(52)	(12)
Cash flow hedges, net of tax	1,538	(116)	(14)
Currency translation differences	(637)	127	16
Equity hedge, net of tax	4	(9)	(1)
Total comprehensive income for the period	2,325	666	83

Total comprehensive income attributable to:
- owners of the company	2,353	666	83
- minority interest	(28)	-	-
Total comprehensive income for the period	2,325	666	83

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2009	June 30, 2010
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	2,789	2,668	342
Tangible fixed assets:
Vessels	27,257	30,586	3,918
Construction in progress	5,649	6,250	801
Equipment	2,182	2,616	335
Buildings and land	901	872	113
Ports	915	897	114
Total tangible fixed assets	36,904	41,241	5,281
Property	24,040	24,187	3,098
Financial fixed assets:
Investment in affiliated companies	1,115	1,093	140
Investment in SPEs	8,174	7,463	956
Marketable securities	2,211	2,771	355
Other assets	4,655	4,346	557
Total financial fixed assets	16,155	15,673	2,008
Total noncurrent assets	79,888	83,749	10,729
Current assets:
Inventories	615	695	89
Trade debtors	3,284	4,027	516
Other receivables	1,721	1,524	195
Prepaid expenses and accrued income	1,820	1,898	243
Short-term investments	3,694	3,596	461
Cash and cash equivalents	1,183	1,486	190
Total current assets	12,317	13,226	1,694

Total assets	92,205	96,975	12,423

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	780	719	92
Retained earnings	25,723	27,707	3,547
Net Income	2,364	727	95
Minority interests	311	311	40
Total shareholders’ equity	29.183	29,469	3,775
Noncurrent liabilities:
Deferred income taxes	3,646	3,394	436
Pension liabilities	1,122	1,000	128
Other provisions	1,920	1,835	235
Long-term debt	31,485	35,462	4,543
Debt in SPEs	8,249	6,888	882
Senior notes	6,147	6,692	857
Capitalized lease obligations	1,908	2,458	315
Other noncurrent liabilities	1,163	1,329	170
Total noncurrent liabilities	55,640	59,058	7,566
Current liabilities:
Short-term debt	1,541	1,819	233
Capitalized lease obligations	135	204	26
Other interest bearing debt	682	682	87
Trade accounts payable	1,311	1,273	163
Income tax payable	150	142	18
Other current liabilities	1,329	1,456	187
Accrued costs and prepaid income	2,234	2,872	368
Total current liabilities	7,382	8,448	1,082

Total shareholders’ equity and liabilities	92,205	96,975	12,423

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as of December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		(632)		(632)	(5)	(637)
Change in Hedging reserve, net of tax
- bunker hedge		1,497		1,497		1,497
- interest swap hedge		41		41		41
Change in fair value reserve, net of tax		351		351		351
Change in net investment hedge, net of tax		4		4		4
Net income recognized directly in equity		1,261		1,261	(5)	1,256
Net income			1,092	1,092	(23)	1,069
Total recognized income and expense		1,261	1,092	2,353	(28)	2,325
Dividend			(190)	(190)		(190)
Transfer to charity trust			(20)	(20)		(20)
Closing balance as of June 30, 2009	5	2,447	26,778	29,230	339	29,569

Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183
Exchange differences arising on the translation of foreign operations, net of tax		116		116	11	127
Change in hedging reserve, net of tax
- bunker hedge		(78)		(78)		(78)
- interest swap hedge		(38)		(38)		(38)
Change in fair value reserve, net of tax		(52)		(52)		(52)
Change in net investment hedge, net of tax		(9)		(9)		(9)
Net income recognized directly in equity		(61)		(61)	11	(50)
Equity method			(50)	(50)		(50)
Net income			727	727	(11)	716
Total recognized income and expense		(61)	677	616		616
Dividend			(316)	(316)		(316)
Transfer to charity trust			(14)	(14)		(14)
Closing balance as of June 30, 2010	5	719	28,434	29,158	311	29,469

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Six month period ended
	June 30, 2009	June 30, 2010
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,069	716	94
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,671	1,790	229
Net valuation of investment properties	297	(174)	(22)
Gain on sale of assets	(170)	(4)	(1)
Loss on securities, net	24	153	20
Unrealized foreign exchange (gains) losses	256	(623)	(81)
Deferred income taxes	(177)	(69)	(9)
Provision for pensions	(128)	(121)	(16)
Net cash flows from trading securities	(179)	(9)	(1)
Share of affiliated companies results	(17)	(8)	(1)
Other non cash items	173	(160)	(21)
Receivables	1,397	(314)	(41)
Prepaid expenses and accrued income	(549)	74	9
Inventories	(45)	(96)	(12)
Trade accounts payable	382	(41)	(5)
Accrued costs and prepaid income	269	727	93
Income tax payable	24	(15)	(2)
Other current liabilities	(1,217)	85	11
Net cash provided by operating activities	3,080	1,911	244

Net cash flows from investing activities:
Purchase of intangible assets	(27)	(21)	(3)
Cash proceeds from sale of property, vessels and equipment	375	143	18
Capital expenditure on property, vessels and equipment	(2,754)	(5,021)	(643)
Investment in affiliated companies	(2)	-	-
Proceeds from sale of securities	2,235	3,348	429
Purchase of securities	(1,046)	(2,704)	(346)
Other investing activities	54	25	3
Net cash used in investing activities	(1,165)	(4,230)	(542)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,343	3,184	408
Principal payments on debt	(828)	(3,620)	(464)
Net change in borrowings on line-of-credit agreements	(2,682)	2,836	363
Proceeds from new capitalized lease obligations………………………..	-	693	89
Principal payments on capital lease obligations	(65)	(37)	(5)
Net change in restricted cash accounts	591	240	31
Dividend paid	(190)	(316)	(40)
Other financing activities	(119)	(61)	(8)
Net cash used in/provided by financing activities	(1,950)	2,919	374

Effect of exchange rate changes on cash and cash equivalents	(8)	(297)	(38)

Net change in cash and cash equivalents	(43)	303	38

Cash and cash equivalents at beginning of period	1,431	1,183	152

Cash and cash equivalents at end of period	1,388	1,486	190

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with, International Financial Reporting Standards (“IFRS”).

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on June 30, 2010, of $1 = SEK 7.8064.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the Company's annual financial statements for the year ended December 31, 2009, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

		Three month period		Six month period
		ended June 30,		ended June 30,
		2009	2010	2009	2010
		(SEK in millions)		(SEK in millions)
	Income from operations:
	Ferry operations	120	142	(137)	(161)
	Drilling	971	671	1,726	1,235
Shipping:	Roll-on/Roll-off vessels	32	29	61	40
	Crude oil tankers	(279)	(67)	(363)	(151)
	Other shipping	4	1	11	8
	Net gain on sale of vessels	151	-	151	-
	Total shipping	(92)	(37)	(140)	(103)
	Property	337	354	613	636
	Net gain on sale of properties	10	-	19	4
	Net valuations on investment
	properties	(181)	152	(297)	174
	Total property	166	506	335	814
	New Businesses, Adactum	121	121	94	92
	Other	(80)	(78)	(166)	(162)

	Total	1,206	1,325	1,712	1,715

		Three month period		Six month period
		ended June 30,		ended June 30,
		2009	2010	2009	2010
		(SEK in millions)		(SEK in millions)
	Depreciation and amortization:
	Ferry operations	276	285	551	555
	Drilling	390	512	799	1,003
Shipping:	Roll-on/Roll-off vessels	35	38	71	71
	Crude oil tankers	101	21	130	42
	Other shipping	3	3	6	5
	Total shipping	139	62	207	118
	Property	-	-	1	-
	New Businesses, Adactum	58	56	110	109
	Other	2	-	3	5

	Total	865	915	1,671	1,790

		Six month period ended June 30,
		2009	2010
		(SEK in millions)
	Capital expenditures:
	Ferry operations	443	1,619
	Drilling	1,849	2,667
Shipping:	Roll-on/Roll-off vessels	3	1
	Crude oil tankers	12	198
	Other shipping	1	4
	Total shipping	16	203
	Property	347	301
	New Businesses, Adactum	93	221
	Other	6	10

	Total	2,754	5,021

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first six months of 2010

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland–Northern Ireland route. The construction work is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

In February 2010, we entered into an agreement to sell the RoPax vessel Götaland, with delivery scheduled for September 2010.

In March 2010, we issued a ten-year bond in the amount of EUR 200 million with a coupon of 7.875% and maturity in 2020.

In April 2010, we redeemed all of our outstanding 7.5% Senior Notes due 2013 (representing U.S. dollar 153 million in aggregate principal amount ) at a price of 102.5% of par value.

In April 2010, Stena Renewable acquired five new wind power systems near Härnösand, Sweden, for a cash price of SEK 56 million.

On May 7, 2010, the first of our two superferries, to be named Stena Hollandica, was delivered from the German shipyard Wadan Yards in Wismar. The vessel operates on the Hoek van Holland/Harwich route from mid May. The second vessel is expected to be delivered in the end of the third quarter of 2010. When these superferries arrive, the current Stena Hollandica and Stena Britannica will be moved from the North Sea to the Göteborg–Kiel route and the current Stena Germanica and Stena Scandinavica will be moved to the Karlskrona– Gdynia route. All four vessels will undergo extensive renovations and the two routes will experience positive changes. The route Gothenburg-Travemünde will be closed as from September 1, 2010 as a consequence of the increased freight volumes on the new vessels.

In May 2010, a Suezmax tanker was ordered from Samsung, South Korea, for delivery in 2013.

In May 2010, Stena RoRo has, on behalf of Stena Line, reached an agreement with Marine Atlantic to charter Stena Trader and Stena Traveller, currently operating between Hoek van Holland and Killingholme, for five years with the right to extend the agreement for two five-year periods. Marine Atlantic is a Canadian Federal Crown Corporation and is responsible for the ferry crossing between Nova Scotia and Newfoundland. The vessels will be customized according to Marine Atlantic’s requirements. Marine Atlantic also has the right to purchase the vessels.

In June 2010, we sold the joint venture Crowley Shipping for a gain of SEK 19 million.

In the first six months of 2010, we sold properties for a gain of SEK 4 million.

SUBSEQUENT EVENTS

In July 2010, Stena RoRo purchased the previously leased vessel Borja, and the vessel was renamed Baltic Amber.

In July, 2010, Stena Line acquired 51% of a company owning the port of Karlskrona in Sweden for a cash price of SEK 127 million.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound (GBP) and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Although the Company seeks to hedge the net effect of such fluctuations, our reported gross revenues and expenses are influenced by changes in the currency rates. In the six months ended June 30, 2010, approximately 34% of the Company's total revenues were generated in U.S. dollars, approximately 26% were generated in SEK, approximately 17% were generated in Euros and approximately 11% were generated in GBP. Also, approximately 26% of the Company's total expenses were incurred in U.S. dollars, approximately 33% were incurred in SEK, approximately 15% were incurred in GBP and approximately 12% were incurred in Euros. The exchange rates as used for consolidation purposes are as follows:

Average rates:	April-June	April-June		Jan-June	Jan-June
	2009	2010	Change	2009	2010	Change

US $	7.93	7.58	(4) %	8.17	7.39	(10)%
British pound	12.26	11.30	(9)%	12.15	11.25	(7)%
Euro	10.79	9.64	(11)%	10.87	9.79	(10)%

Closing rates:				As of	As of	Change
				December 31,	June 30,
				2009	2010

US $				7.1553	7.7531	8%
British pound				11.5704	11.5889	-
Euro				10.2506	9.5289	(7)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED JUNE 30, 2010, COMPARED TO THREE MONTHS ENDED
JUNE 30, 2009

Revenues

Total revenues decreased SEK 318 million, or 4%, in the three months ended June 30, 2010 to SEK 7,102 million from SEK 7,420 million in the three months ended June 30, 2009, as a result of reduced revenues in all segments except for the property operations, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on-board sales. Revenues from ferry operations decreased SEK 69 million, or 3%, in the three months ended June 30, 2010 to SEK 2,462 million from SEK 2,531 million in the three months ended June 30, 2009, mainly due to reduced revenues from ticket sales, on-board sales and freight haulage as a consequence of lower volumes for cars and passengers. Revenues also decreased as an effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 163 million, or 8%, in the three months ended June 30, 2010 to SEK 1,938 million from SEK 2,101 million in the three months ended June 30, 2009, mainly due to the weakening of the U.S. dollar against the SEK and a planned off-hire period for Stena Clyde, which undertook a five-year special periodic survey in the second quarter of 2010, offset by operations of the third DrillMAX vessel, Stena Forth, delivered in August 2009.

Shipping. Shipping revenues primarily consist of charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 40 million, or 5%, in the three months ended June 30, 2010 to SEK 733 million from SEK 773 million in the three months ended June 30, 2009.

Revenues from crude oil tankers decreased SEK 32 million, or 5%, in the three months ended June 30, 2010 to SEK 564 million from SEK 596 million in the three months ended June 30, 2009, mainly due to lower charter rates in the spot market and a lower number of tonnage operated, together with the weakening of the U.S. dollar against the SEK. In the three months ended June 30, 2010, the Company operated an average of 31 tankers (chartered in or owned), compared to an average of 35 tankers in the three months ended June 30, 2009.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 9 million, or 7%, in the three months ended June 30, 2010 to SEK 114 million from SEK 123 million in the three months ended June 30, 2009, mainly due to the weakening of the Euro against the SEK, together with reduced charter hires for the RoPax vessel BORJA and the RoRo vessel Mont Ventoux, offset by a gain from the sale of the joint venture Crowley Shipping.

Revenues from Other Shipping increased SEK 1 million, or 2%, in the three months ended June 30, 2010 to SEK 55 million from SEK 54 million in the three months ended June 30, 2009.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 29 million, or 5%, in the three months ended June 30, 2010 to SEK 594 million from SEK 565 million in the three months ended June 30, 2009, mainly due to increased rents and higher occupancy rates, partly offset by the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 80 million, or 6%, in the three months ended June 30, 2010 to SEK 1,370 million from SEK 1,450 million in the three months ended June 30, 2009, mainly due to reduced revenues generated from Envac AB (“Envac”) due to delayed startup of new projects. Of the total revenues in the three months ended June 30, 2010, SEK 616 million related to Ballingslöv International AB (publ) (“Ballingslöv”), SEK 432 million related to Blomsterlandet AB (“Blomsterlandet”), SEK 304 million related to “Envac” and SEK 18 million related to Stena Renewable AB (“Stena Renewable”), as compared to SEK 639 million related to “Ballingslöv”,  SEK 425 million related to “Blomsterlandet”, SEK 370 million related to “Envac” and SEK 16 million related to “Stena Renewable” in the three months ended June 30, 2009.

Stena AB and Consolidated Subsidiaries

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 (“Investment properties”), the Company had net gains of SEK 152 million for the three months ended June 30, 2010, compared to net losses of SEK 181 million for the three months ended June 30, 2009, mainly due to an increase in investment property market values in the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2010, no sales of vessels were made. In the three months ended June 30, 2009, gains of SEK 151 million were recorded on the sales of the HSS vessels Stena Discovery and the RoPax vessel Stena Transporter.

Net Gain on Sale of Properties. In the three months ended June 30, 2010, no gains on sale of properties were recorded. In the three months ended June 30, 2009, gains of SEK 10 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 319 million, or 7%, in the three months ended June 30, 2010 to SEK 4,200 million from SEK 4,519 million in the three months ended June 30, 2009, mainly as a result of reduced operating expenses in all segments except for in drilling and property operations, together with the weakening of the Euro, the U.S. dollar and the GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs does not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 85 million, or 5%, in the three months ended June 30, 2010 to SEK 1,784 million from SEK 1,869 million in the three months ended June 30, 2009, mainly due to decreased costs for products due to lower sales and the effects from our cost saving projects, together with the weakening of the Euro and the GBP against the SEK, offset by increased expenses for bunker fuel. Direct operating expenses for ferry operations for the three months ended June 30, 2010 were 72% of revenues, as compared to 74% for the three months ended June 30, 2009.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs,  insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 18 million, or 3%, in the three months ended June 30, 2010 to SEK 641 million from SEK 623 million in the three months ended June 30, 2009. The increase is mainly due to increased costs related to the operation of the third DrillMAX vessel Stena Forth delivered in August 2009, offset by the weakening of the U.S. dollar against the SEK, planned off-hire periods for Stena Clyde, which undertook a five-year special periodic survey in the second quarter of 2010, and the delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009. Direct operating expenses from drilling operations for the three months ended June 30, 2010 were 33% of drilling revenues, as compared to 30% for the three months ended June 30, 2009.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 175 million, or 22%, in the three months ended June 30, 2010 to SEK 627 million from SEK 802 million in the three months ended June 30, 2009.

Direct operating expenses associated with crude oil tankers decreased SEK 170 million, or 23%, in the three months ended June 30, 2010 to SEK 573 million from SEK 743 million in the three months ended June 30, 2009, mainly due to lower business activity, a reduced fleet and the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended June 30, 2010, were 102% of revenues, as compared to 125% for the three months ended June 30, 2009. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 8 million, or 17%, in the three months ended June 30, 2010 to SEK 38 million from SEK 46 million in the three months ended June 30, 2009, mainly due to the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2010 were 33% of revenues, as compared to 37% for the three months ended June 30, 2009.

Direct operating expenses with respect to Other Shipping increased SEK 3 million in the three months ended June 30, 2010 to SEK 16 million from SEK 13 million in the three months ended June 30, 2009, mainly due to

Stena AB and Consolidated Subsidiaries

increased wage expense related to a larger number of employees in Northern Marine Management. Direct operating expenses for Other Shipping for the three months ended June 30, 2010 were 29% of revenues, as compared to 24% for the three months ended June 30, 2009.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 11 million, or 6%, in the three months ended June 30, 2010 to SEK 192 million from SEK 181 million in the three months ended June 30, 2009, mainly due higher energy costs due to the cold winter in 2010 offset by delayed costs for maintenance and the weakening of the Euro against the SEK. Direct operating expenses for property operations for the three months ended June 30, 2010 were 32% of property revenues, same as for the three months ended June 30, 2009.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 80 million, or 8%, in the three months ended June 30, 2010 to SEK 956 million from SEK 1,036 million in three months ended June 30, 2009, mainly due to lower operating costs in “Envac” and “Ballingslöv” due to reduced sales volumes. Of the total operating expenses in the three months ended June 30, 2010, SEK 383 million related to “Ballingslöv”, SEK 344 million related to “Blomsterlandet”, SEK 223 million related to “Envac” and SEK 4 million related to “Stena Renewable”, as compared to SEK 410 million related to “Ballingslöv”, SEK 345 million related to “Blomsterlandet”, SEK 287 million related to “Envac” and SEK 3 million related to “Stena Renewable” in the three months ended June 30, 2009. Direct operating expenses for Adactum operations for the three months ended June 30, 2010 were 70% of revenues, as compared to 71% for the three months ended June 30, 2009.

Selling and administrative expenses

Selling and administrative expenses increased SEK 4 million in the three months ended June 30, 2010 to SEK 814 million from SEK 810 million in the three months ended June 30, 2009, as a result of increased costs for marketing, offset by reduced personnel costs in ferry operations as a result of cost-cutting programs, together with the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the three months ended June 30, 2010 were 12% of total revenues, as compared to 11% for the three months ended June 30, 2009.

Depreciation and amortization

Depreciation and amortization charges increased SEK 50 million, or 6%, in the three months ended June 30, 2010 to SEK 915 million from SEK 865 million in the three months ended June 30, 2009, mainly as a result of depreciation charges for the delivered DrillMAX vessel Stena Forth, together with other vessels delivered, offset by increased depreciation during the second quarter of 2009 due to impairment charges of SEK 75 million related to three medium-range tankers. The weakening of the U.S. dollar against the SEK, which primarily impacted depreciation charges on drilling rigs (denominated in U.S. dollars), contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net decreased by SEK 715 million in the three months ended June 30, 2010 to SEK (573) million from SEK 142 million in the three months ended June 30, 2009.

Share of affiliated companies’ results in the three months ended June 30, 2010 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of June 30, 2010, the Company’s interest in the capital of Midelfart Sonesson was 23.0%; in the capital of Gunnebo was 25.7%; and in the capital of MediaTec was 42.8%.  Share of affiliated companies’ results in the three months ended June 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of June 30, 2009, the Company’s interest in the capital of Midelfart Sonesson was 22.9%; in the capital of Gunnebo was 25.4%; and in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the three months ended June 30, 2010 was SEK (166) million, of which SEK 119 million related to net realized gains on marketable securities and equity securities and net losses in investments in Special Purpose Entities (“SPEs”), SEK (310) million related to net unrealized losses on marketable securities and SEK 25 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended June 30, 2009 was SEK 415 million, of which SEK (33) million related to net realized losses, SEK 358 million related to net unrealized losses and SEK 90 million related to the termination of the financial lease for Stena Carron.

Interest income in the three months ended June 30, 2010 decreased by SEK 37 million to SEK 157 million from SEK 194 million in the three months ended June 30, 2009, mainly due to decreased interest rates and

Stena AB and Consolidated Subsidiaries

decreased underlying assets in SPEs. Interest income in the three months ended June 30, 2010 related to investments in SPEs decreased SEK 31 million to SEK 107 million from SEK 138 million in the three months ended June 30, 2009.

Interest expense in the three months ended June 30, 2010 increased SEK 79 million to SEK (509) million from SEK (430) million for the three months ended June 30, 2009, mainly due to increased debt, offset by decreased interest rates, weakening of the U.S. dollar against the SEK and decreased interest expenses in SPEs. Interest expense for investments in SPEs in the three months ended June 30, 2010 decreased SEK 38 million to SEK (15) million from SEK (53) million in the three months ended June 30, 2009.

During the three months ended June 30, 2010, the Company had foreign exchange gains, net of SEK 34 million. During the three months ended June 30, 2009, the Company had foreign exchange losses, net of SEK (173) million.

Other financial income (expense), net, of SEK (132) million for the three months ended June 30, 2010 includes SEK (69) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (27) million related to bunker hedges. Other financial income (expense), net, of SEK 100 million for the three months ended June 30, 2009 includes SEK (14) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 124 million related to bunker hedges.

Income taxes

Income taxes for the three months ended June 30, 2010 were SEK (76) million, consisting of current taxes of SEK (183) million and deferred taxes of SEK 107 million. Income taxes for the three months ended June 30, 2009 were SEK (33) million, consisting of current taxes of SEK (65) million and deferred taxes of SEK 32 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

SIX MONTHS ENDED JUNE 30, 2010, COMPARED TO SIX MONTHS ENDED
JUNE 30, 2009

Revenues

Total revenues decreased SEK 1,154 million, or 8%, in the six months ended June 30, 2010 to SEK 12,841 million from SEK 13,995 million in the six months ended June 30, 2009, as a result of reduced revenues in all segments except for the property operations, and the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on-board sales. Revenues from ferry operations decreased SEK 237 million, or 5%, in the six months ended June 30, 2010 to SEK 4,113 million from SEK 4,350 million in the six months ended June 30, 2009, mainly due to reduced revenues from ticket sales, onboard sales and freight haulage as a consequence of lower volumes for cars and passengers, as well as the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 520 million, or 12%, in the six months ended June 30, 2010 to SEK 3,776 million from SEK 4,296 million in the six months ended June 30, 2009, mainly due to the weakening of the U.S. dollar against the SEK, a planned off-hire period for Stena Don and Stena Clyde, which both undertook a five-year special periodic survey in the first and second quarter of 2010, respectively, and the delivery of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009, offset by operations of the DrillMAX vessel, Stena Forth, delivered in August 2009.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered-in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 326 million, or 19%, in the six months ended June 30, 2010 to SEK 1,360 million from SEK 1,686 million in the six months ended June 30, 2009.

Revenues from crude oil tankers decreased SEK 292 million, or 22%, in the six months ended June 30, 2010 to SEK 1,037 million from SEK 1,329 million in the six months ended June 30, 2009, mainly due to lower charter rates in the spot market and lower tonnage operated, as well as the weakening of the U.S. dollar against the SEK. In the six months ended June 30, 2010, the Company operated an average of 28 tankers (chartered-in or owned), compared to an average of 35 tankers in the six months ended June 30, 2009.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 31 million, or 13%, in the six months ended June 30, 2010 to SEK 213 million from SEK 244 million in the six months ended June 30, 2009, mainly due to the weakening of the Euro against the SEK, together with an off-hire period for the RoPax vessel BORJA during the first quarter of 2010, together with reduced charter hires thereafter and reduced charter hires for the RoRo vessel Mont Ventoux, offset by a gain from the sale of the joint venture Crowley Shipping.

Revenues from Other Shipping decreased SEK 3 million, or 3%, in the six months ended June 30, 2010 to SEK 110 million from SEK 113 million in the six months ended June 30, 2009, mainly due to the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 79 million, or 7%, in the six months ended June 30, 2010 to SEK 1,192 million from SEK 1,113 million in the six months ended June 30, 2009, mainly due to increased rents and higher occupancy, partly offset by the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 152 million, or 6%, in the six months ended June 30, 2010 to SEK 2,395 million from SEK 2,547 million in the six months ended June 30, 2009, mainly due to the strengthening of the SEK, together with reduced revenues generated from “Envac” due to delayed startup of new projects. Of the total revenues in the six months ended June 30, 2010, SEK 1,175 million related to “Ballingslöv”, SEK 637 million related to “Blomsterlandet”, SEK 549 million related to “Envac” and SEK 34 million related to “Stena Renewable”, as compared to SEK 1,205 million related to “Ballingslöv”,  SEK 626 million related to “Blomsterlandet”, SEK 681 million related to “Envac” and SEK 35 million related to “Stena Renewable” in the six months ended June 30, 2009.

Stena AB and Consolidated Subsidiaries

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 174 million for the six months ended June 30, 2010, as compared to net losses of SEK 297 million for the six months ended June 30, 2009, mainly due to an increase in investment property market values in the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2010, no sales of vessels were made. In the six months ended June 30, 2009, gains of SEK 151 million were recorded on the sales of the HSS vessel Stena Discovery and the RoPax vessel Stena Transporter.

Net Gain on Sale of Properties. In the six months ended June 30, 2010, gains of SEK 4 million were recorded on sale of properties. In the six months ended June 30, 2009, gains of SEK 19 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 942 million, or 11%, in the six months ended June 30, 2010 to SEK 7,918 million from SEK 8,860 million in the six months ended June 30, 2009, mainly as a result of reduced operating expenses in all segments except for the property operations, together with the weakening of the Euro, the U.S. dollar and the GBP against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 169 million, or 5%, in the six months ended June 30, 2010 to SEK 3,253 million from SEK 3,422 million in the six months ended June 30, 2009, mainly due to decreased costs for products due to lower sales and the effects from our cost-saving projects, together with the weakening of the Euro and the GBP against the SEK, offset by increased expenses for bunker fuel. Direct operating expenses for ferry operations for the six months ended June 30, 2010 were 79% of revenues, same as for the six months ended June 30, 2009.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 231 million, or 15%, in the six months ended June 30, 2010 to SEK 1,305 million from SEK 1,536 million in the six months ended June 30, 2009. The decrease is mainly due to the weakening of the U.S. dollar against the SEK, planned off-hire periods for Stena Don and Stena Clyde, which both undertook a five-year special periodic survey in the first quarter and second quarter of 2010, respectively, and the delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009, offset by costs related to the operation of the DrillMAX vessel Stena Forth delivered in August 2009. Direct operating expenses from drilling operations for the six months ended June 30, 2010 were 35% of drilling revenues, as compared to 46% for the six months ended June 30, 2009.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 429 million, or 27%, in the six months ended June 30, 2010 to SEK 1,177 million from SEK 1,606 million in the six months ended June 30, 2009.

Direct operating expenses associated with crude oil tankers decreased SEK 417 million, or 28%, in the six months ended June 30, 2010 to SEK 1,070 million from SEK 1,487 million in the six months ended June 30, 2009, mainly due to lower business activity and a reduced fleet together with the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the six months ended June 30, 2010, were 103% of revenues, as compared to 112% for the six months ended June 30, 2009. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 10 million, or 11%, in the six months ended June 30, 2010 to SEK 84 million from SEK 94 million in the six months ended June 30, 2009, mainly due to the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the six months ended June 30, 2010 were 39% of revenues, same as for the six months ended June 30, 2009.

Direct operating expenses with respect to Other Shipping decreased SEK 2 million in the six months ended June 30, 2010 to SEK 23 million from SEK 25 million in the six months ended June 30, 2009, mainly due to reduced costs, offset by increased wage expense related to a larger number of employees in Northern Marine

Stena AB and Consolidated Subsidiaries

Management. Direct operating expenses for Other Shipping for the six months ended June 30, 2010 were 21% of revenues, as compared to 22% for the six months ended June 30, 2009.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 54 million, or 13%, in the six months ended June 30, 2010 to SEK 462 million from SEK 408 million in the six months ended June 30, 2009, mainly due to higher energy costs due to the cold winter in 2010, partly offset by delayed costs for maintenance and the weakening of the Euro against the SEK. Direct operating expenses for property operations for the six months ended June 30, 2010 were 39% of property revenues, as compared to 37% for the six months ended June 30, 2009.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 148 million, or 8%, in the six months ended June 30, 2010 to SEK 1,720 million from SEK 1,868 million in six months ended June 30, 2009, mainly due to lower operating costs in “Envac” and “Ballingslöv” due to reduced volumes. Of the total operating expenses in the six months ended June 30, 2010, SEK 744 million related to “Ballingslöv”, SEK 555 million related to “Blomsterlandet”, SEK 410 million related to “Envac” and SEK 7 million related to “Stena Renewable”, as compared to SEK 808 million related to “Ballingslöv”, SEK 553 million related to “Blomsterlandet”, SEK 504 million related to “Envac” and SEK 4 million related to “Stena Renewable” in the six months ended June 30, 2009. Direct operating expenses for Adactum operations for the six months ended June 30, 2010 were 72% of revenues, as compared to 73% for the six months ended June 30, 2009.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 29 million, or 2%, in the six months ended June 30, 2010 to SEK 1,596 million from SEK 1,625 million in the six months ended June 30, 2009, mainly due to reduced personnel costs in the ferry operations as a result of cost-saving programs, together with the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the six months ended June 30, 2010 were 13% of total revenues, as compared to 12% for the six months ended June 30, 2009.

Depreciation and amortization

Depreciation and amortization charges increased SEK 119 million, or 7%, in the six months ended June 30, 2010 to SEK 1,790 million from SEK 1,671 million in the six months ended June 30, 2009, mainly as a result of depreciation charges for the DrillMAX vessel Stena Forth, together with other vessels delivered, offset by increased depreciation during the second quarter of 2009 due to impairment charges of SEK 75 million related to three medium range tankers. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs (denominated in U.S. dollars) contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net decreased by SEK 192 million in the six months ended June 30, 2010 to SEK (896) million from SEK (704) million in the six months ended June 30, 2009.

Share of affiliated companies’ results in the six months ended June 30, 2010 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of June 30, 2010, the Company’s interest in the capital of Midelfart Sonesson was 23.0%; in the capital of Gunnebo was 25.7%; and in the capital of MediaTec was 42.8%.  Share of affiliated companies’ results in the six months ended June 30, 2009, refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of June 30, 2009, the Company’s interest in the capital of Midelfart Sonesson was 22.9%; in the capital of Gunnebo was 25.4%; and in the capital of MediaTec was 42.8%.

Net gain (loss) on securities in the six months ended June 30, 2010 was SEK (153) million, of which SEK 42 million related to net realized gains on marketable securities and equity securities and net losses in investments in Special Purpose Entities (“SPEs”), SEK (245) million related to net unrealized losses on marketable securities and SEK 50 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the six months ended June 30, 2009 was SEK (24) million, of which SEK (372) million related to net realized losses, SEK 235 million related to net unrealized gains and SEK 113 million related to the termination of the financial lease for Stena Carron.

Interest income in the six months ended June 30, 2010 decreased by SEK 186 million to SEK 232 million from SEK 418 million in the six months ended June 30, 2009, mainly due to decreased interest rates and decreased

Stena AB and Consolidated Subsidiaries

 underlying assets in SPEs. Interest income in the six months ended June 30, 2010 related to investments in SPEs decreased SEK 97 million to SEK 183 million from SEK 280 million in the six months ended June 30, 2009.

Interest expense in the six months ended June 30, 2010 decreased SEK 57 million to SEK (919) million from SEK (976) million for the six months ended June 30, 2009, mainly due to decreased interest rates and decreased interest expenses in SPEs, partially offset by increased debt and weakening of the U.S. dollar against the SEK. Interest expense for investments in SPEs in the six months ended June 30, 2010 decreased SEK 75 million to SEK (63) million from SEK (138) million in the six months ended June 30, 2009.

During the six months ended June 30, 2010, the Company had foreign exchange gains, net, of SEK 77 million. During the six months ended June 30, 2009, the Company had foreign exchange losses, net, of SEK (166) million.

Other financial income (expense) of SEK (170) million for the six months ended June 30, 2010 includes SEK (132) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (27) million related to the repurchase of the senior notes 2013. Other financial income (expense) of SEK (25) million for the six months ended June 30, 2009 includes SEK (27) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 55 million related to bunker hedges.

Income taxes

Income taxes for the six months ended June 30, 2010 were SEK (103) million, consisting of current taxes of SEK (172)  million and deferred taxes of SEK 69 million. Income taxes for the six months ended June 30, 2009 were SEK 61 million, consisting of current taxes of SEK (115) million and deferred taxes of SEK 176 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements. As of June 30, 2010, the Company had total cash and marketable securities of SEK 7,853 million, as compared with SEK 7,088 million as of December 31, 2009.

For the six months ended June 30, 2010, cash flows provided by operating activities amounted to SEK 1,911 million, as compared to SEK 3,080 million in the first six months ended June 30, 2009. For the six months ended June 30, 2010, cash flows used in investing activities amounted to SEK (4,230) million, including SEK (5,021) million related to capital expenditures. For the six months ended June 30, 2009, cash flows used in investing activities amounted to SEK (1,165) million, including SEK (2,754) million related to capital expenditures. Cash flows provided from financing activities for the six months ended June 30, 2010 amounted to SEK 2,919 million. For the six months ended June 30, 2009, cash flows used in financing activities amounted to SEK (1,950) million.

Total construction in progress as of June 30, 2010 was SEK 6,250 million, as compared to SEK 5,649 million as of December 31, 2009. The remaining capital expenditure commitment for new buildings on order as of June 30, 2010 was SEK 7,780 million, of which SEK 2,974 million is due during 2010, SEK 1,534 million is due during 2011, SEK 2,974 million is due during 2012 and SEK 298 million is due during 2013. Financing for approximately 79% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

Total interest bearing debt as of June 30, 2010 was SEK 47,317 million, excluding debt in SPEs, as compared with SEK 41,898 million as of December 31, 2009. Interest bearing debt in SPEs as of June 30, 2010 was SEK 6,888 million, as compared with SEK 8,249 million as of December 31, 2009.

 As of June 30, 2010, U.S. dollar 488 million was utilized under the Company’s U.S. dollar 1 billion revolving credit facility, of which U.S. dollar 35 million was used for issuing bank guarantees. As of December 31, 2009, a total of U.S. dollar 168 million was outstanding under this facility, of which U.S. dollar 24 million was used for issuing bank guarantees. There were no amounts outstanding under the U.S. dollar 200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”), a subsidiary in the unrestricted group, as of June 30, 2010 and December 31, 2009, respectively. The Stena Royal facility was changed from U.S. dollar 350 million to U.S. dollar 200 million during the second quarter of 2010. The SEK 450 million revolving credit facility of Adactum had SEK 200 million outstanding as of June 30, 2010 and December 31, 2009, respectively.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including new buildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the selected unaudited consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside the Company’s traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our three outstanding series of senior notes were issued, these subsidiaries, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd, are designated unrestricted subsidiaries and, as a result, are not bound by the certain restrictive provisions of these indentures.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020.  In April 2010, we redeemed all of our outstanding 7.5% Senior Notes due 2013 (representing U.S. dollar 153 million in aggregate principal amount ) at a price of 102.5% of par value.

Senior Notes due 2016. As of June 30, 2010, we had $129 million principal amount of 7% Senior Notes due 2016 outstanding.

Senior Notes due 2017 and Senior Notes due 2019. As of June 30, 2010, we had €300 million principal amount of 6.125% Senior Notes due 2017 outstanding and €102 million principal amount of 5.875% Senior Notes due 2019 outstanding.

Senior Notes due 2020. As of June 30, 2010, we had € 200 million principal amount of 7.875% Senior Notes due 2020 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.8064, the noon buying rate on June 30, 2010.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Six month period ended
	June 30, 2009	June 30, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,350	4,113	527
Drilling	4,296	3,776	484
Shipping	1,686	1,360	174
Property	1	4	1
Other	3	4	0
Total revenues	10,336	9,257	1,186

Net gain on sales of assets	151	-	-
Total other income	151	-	-

Direct operating expenses:
Ferry operations	(3,422)	(3,253)	(417)
Drilling	(1,536)	(1,305)	(167)
Shipping	(1,606)	(1,177)	(151)
Property	(1)	(1)	0
Other	(19)	(1)	0
Total direct operating expenses	(6,584)	(5,737)	(735)

Selling and administrative expenses	(1,046)	(1,010)	(129)
Depreciation and amortization	(1,563)	(1,684)	(216)

Total operating expenses	(9,193)	(8,431)	(1,080)

Income from operations	1,294	826	106

Financial income and expense:
Dividends received	21	12	2
Gain (loss) on securities, net	255	(142)	(18)
Interest income	167	66	8
Interest expense	(512)	(546)	(70)
Foreign exchange gains (losses), net	(191)	75	9
Other financial income (expense), net	30	(79)	(10)

Total financial income and expense	(230)	(614)	(79)

Income before taxes	1,064	212	27

Income taxes	(4)	22	3

Net income	1,060	234	30

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2009	June 30, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	300	280	36
Tangible fixed assets:
Vessels	27,257	30,586	3,918
Construction in progress	5,452	6,108	782
Equipment	1,436	1,706	219
Ports	915	897	114
Property	559	536	70
Total tangible fixed assets	35,619	39,833	5,103
Financial fixed assets:
Marketable securities	548	580	74
Intercompany accounts, noncurrent	4,872	6,570	842
Other assets	6,763	6,597	845
Total noncurrent assets	48,102	53,860	6,900
Current assets:
Inventories	235	294	38
Trade debtors	2,414	3,156	404
Other receivables	1,521	1,371	175
Intercompany accounts, current	752	-	-
Prepaid expenses and accrued income	1,458	1,469	188
Short-term investments	2,487	3,104	398
Cash and cash equivalents	568	712	91
Total current assets	9,435	10,106	1,294

Total assets	57,537	63,966	8,194

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,326	23,234	2,977
Total shareholders’ equity	23,331	23,239	2,978

Noncurrent liabilities:
Deferred income taxes	857	516	66
Other provisions	2,934	2,725	349
Long-term debt	16,232	20,490	2,625
Senior notes	6,147	6,692	857
Capitalized lease obligations	1,904	2,455	314
Other noncurrent liabilities	1,097	1,226	157
Total noncurrent liabilities	29,171	34,104	4,368
Current liabilities:
Short-term debt	1,176	1,277	164
Capitalized lease obligations	131	200	26
Other interest bearing debt	682	682	87
Trade accounts payable	577	523	67
Income tax payable	120	95	12
Other liabilities	794	866	111
Intercompany accounts, current	-	816	104
Accrued costs and prepaid income	1,555	2,164	277
Total current liabilities	5,035	6,623	848

Total shareholders’ equity and liabilities	57,537	64,176	8,194

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Six month period ended
	June 30, 2009	June 30, 2010
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,060	234	30
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,563	1,684	216
Gain on sale of assets	(151)	-	-
Gain (loss) on securities, net	(255)	142	18
Unrealized foreign exchange (gains) losses	224	(754)	(97)
Deferred income taxes	(71)	(156)	(20)
Other non cash items	217	(168)	(22)
Provision for pensions	(130)	(117)	(15)
Net cash flows from trading securities	(175)	(15)	(2)
Changes in working capital	5	353	45
Net cash provided by operating activities	2,287	1,203	153

Net cash flows from investing activities:
Purchase of intangible assets	(16)	(13)	(2)
Cash proceeds from sale of property, vessels and equipment	249	8	1
Capital expenditure on property, vessels and equipment	(2,314)	(4,501)	(576)
Proceeds from sale of securities	284	54	7
Purchase of securities	0	(225)	(29)
Other investing activities	(7)	(86)	(11)
Net cash used in investing activities	(1,804)	(4,763)	(610)

Net cash flows from financing activities:
Proceeds from issuance of debt	907	3,015	386
Principal payments on debt	(443)	(1,618)	(207)
Net change in borrowings on line-of-credit agreements	(1,228)	2,836	363
Proceeds from new capitalized lease obligations………………………..	-	693	89
Principal payments on capital lease obligations	(65)	(37)	(5)
Net change in restricted cash accounts	652	(508)	(65)
Intercompany accounts	(233)	(200)	(26)
Dividends paid	(190)	(316)	(40)
Other financing activities	70	137	18
Net cash provided by/used in financing activities	(530)	4,002	513

Effect of exchange rate changes on cash and cash equivalents	(5)	(298)	(38)

Net change in cash and cash equivalents	(52)	144	18

Cash and cash equivalents at beginning of period	917	568	73

Cash and cash equivalents at end of period	865	712	91

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Six month period ended
	June 30, 2009	June 30, 2010
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	3,024	2,576	330

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Six month period ended
	June 30, 2009	June 30, 2010
	SEK	SEK	$
	(in millions)
Income from operations	1,294	826	106
Adjustments:
Interest income	167	66	8
Depreciation and amortization	1,563	1,684	216
Adjusted EBITDA	3,024	2,576	330
Adjustments:
Gain on sale of vessels	(151)	-	-
Net cash flows from trading securities	(175)	(15)	(2)
Interest expense	(512)	(546)	(70)
Unrealized foreign exchange (gains) losses	224	(754)	(97)
Provisions for pensions	(130)	(117)	(15)
Other non cash items	217	(168)	(22)
Changes in working capital	5	353	45
Other items	(215)	(126)	(16)
Net cash provided by operating activities	2,287	1,289	153